UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 04, 2020	By	/s/ Santosh Haldankar
		Name:	Santosh Haldankar
		Title:	Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated March 04, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about appointment of Additional Non-Executive Director (Nominee of Housing Development Finance Corporation Limited, promoter of the Bank) on the Board of the Bank .

Exhibit I

March 04, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

We are pleased to inform you that the Board of Directors of the Bank have on March 3, 2020, appointed Mrs. Renu Karnad as Additional Non-Executive Director (Nominee of Housing Development Finance Corporation Limited, promoter of the Bank) on the Board of the Bank, to hold office up to the ensuing Annual General Meeting of the Bank. Mrs. Karnad’s appointment shall be subject to the approval of the shareholders at the ensuing Annual General Meeting.

Mrs. Renu Karnad is the Managing Director of Housing Development Finance Corporation Limited since 2010. She is a Post Graduate in Economics from the University of Delhi and holds a degree in Law from the University of Mumbai. She is also a Parvin Fellow-Woodrow Wilson School of Public and International Affairs, Princeton University, USA. Mrs. Karnad brings with her rich experience and knowledge of the mortgage sector, having been associated with real estate and mortgage industry in India for over 40 years. Over the years, she has been the recipient of numerous awards and accolades, such as the ‘Outstanding Woman Business Leader’ award granted by CBNC-TV18 India Business Leader Awards 2012, induction in the Hall of Fame, Fortune India magazine’s most powerful women from 2011 to 2018, ‘Top Ten Powerful Women to watch out for in Asia’ by Wall Street Journal Asia in 2006, etc. She has been a Non-executive Director on the Board of the Bank in the past.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

/s/ Santosh Haldankar

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary